UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 18)1

SPHERE 3D CORP.

(Name of Issuer)

COMMON SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

84841L308

(CUSIP number)

Jennifer M. Pulick

General Counsel

Cyrus Capital Partners, L.P.

65 East 55th Street, 35th Floor

New York, New York 10022

(212) 380-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP NO. 84841L308

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 275,618 (1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 275,618 (1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,618 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Reflects a share consolidation of outstanding Common Shares on a 1-for-8 basis effected on November 5, 2018.
(2)	Includes (i) 2,500 Common Shares issuable upon exercise of the December 2015 Warrants and (ii) 2,500 Common Shares issuable upon exercise of the February 2016 Warrants.

13D

CUSIP NO. 84841L308

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 275,618 (1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 275,618 (1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,618 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (1)(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Reflects a share consolidation of outstanding Common Shares on a 1-for-8 basis effected on November 5, 2018.
(2)	Includes (i) 2,500 Common Shares issuable upon exercise of the December 2015 Warrants and (ii) 2,500 Common Shares issuable upon exercise of the February 2016 Warrants.

13D

CUSIP NO. 84841L308

1.	NAMES OF REPORTING PERSONS FBC Holdings S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 275,618 (1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 275,618 (1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,618 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (1)(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Reflects a share consolidation of outstanding Common Shares on a 1-for-8 basis effected on November 5, 2018.
(2)	Includes (i) 2,500 Common Shares issuable upon exercise of the December 2015 Warrants and (ii) 2,500 Common Shares issuable upon exercise of the February 2016 Warrants.

13D

CUSIP NO. 84841L308

1.	NAMES OF REPORTING PERSONS Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 275,618 (1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 275,618 (1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,618 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (1)(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Reflects a share consolidation of outstanding Common Shares on a 1-for-8 basis effected on November 5, 2018.
(2)	Includes (i) 2,500 Common Shares issuable upon exercise of the December 2015 Warrants and (ii) 2,500 Common Shares issuable upon exercise of the February 2016 Warrants.

Amendment No. 18 to Schedule 13D

This constitutes Amendment No. 18 (“Amendment No. 18”) to the Schedule 13D relating to the Common Shares of Sphere 3D Corporation (the “Issuer”) filed with the SEC on December 11, 2014 as subsequently amended by Amendment No. 1 filed on August 4, 2015, Amendment No. 2 filed on January 4, 2016, Amendment No. 3 filed on April 28, 2016, Amendment No. 4 filed on September 27, 2016, Amendment No. 5 filed on December 22, 2016, Amendment No. 6 filed on January 4, 2017, Amendment No. 7 filed on February 2, 2017, Amendment No. 8 filed on February 13, 2017, Amendment No. 9 filed on July 3, 2017, Amendment No. 10 filed on January 3, 2018, Amendment No. 11 filed on February 23, 2018, Amendment No. 12 filed on April 3, 2018, Amendment No. 13 filed on April 18, 2018, Amendment No. 14 filed on May 2, 2018, Amendment No. 15 filed on May 16, 2018, Amendment No. 16 filed on August 20, 2018, and Amendment No. 17 filed on August 31, 2018 (as so amended, the “Schedule 13D”) by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus”), Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus GP”), FBC Holdings S.à r.l., a Luxembourg private limited liability company (“FBC”) and Mr. Stephen C. Freidheim (each of Cyrus, Cyrus GP, FBC and Mr. Freidheim, a “Reporting Person” and collectively the “Reporting Persons”). This Amendment No. 18 amends the Schedule 13D as specifically set forth herein.

Capitalized terms used in this Amendment No. 18 without being defined herein have the respective meanings given to them in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

ITEM 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Conversion Agreement

On November 13, 2018, Sphere 3D Corp. (the “Issuer”) entered into a Conversion Agreement (the “Conversion Agreement”) with FBC pursuant to which FBC received 6,500,000 Series A Preferred Shares of the Issuer (“Series A Preferred Shares”) through the exchange of $6.5 million of New Debentures by and between the Issuer and FBC. The Series A Preferred Shares, subject to prior approval by the holders of outstanding Common Shares (which may only be sought by the Issuer after the six-month anniversary of the initial issue date of the Series A Preferred Shares), are convertible into Common Shares, at a conversion rate equal to $1.00 per share, plus accrued and unpaid dividends, divided by an amount equal to 0.85 multiplied by a 15 trading day volume weighted average price per Common Share prior to the date that the conversion notice is provided (the “Conversion Rate”), subject to a conversion price floor of $0.80 as required by NASDAQ rules. The Series A Preferred Shares carry a cumulative preferred dividend at a rate of 8% of the subscription price per Series A Preferred Share, are subject to mandatory redemption for cash after a two-year period, and carry a liquidation preference equal to the subscription price per Series A Preferred Share plus any accrued and unpaid dividends.

The foregoing description of the Conversion Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Conversion Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

Exchange and Buy-Out Agreement

On November 13, 2018, simultaneously with entering into the Conversion Agreement, the Issuer entered into a Share Exchange and Buy Out Agreement (the “Exchange Agreement”), with FBC, Silicon Valley Technology Partners, Inc. (“SVTP”) and MF Ventures, LLC (“MFV”). Under the terms of the Exchange Agreement, (i) the Issuer granted FBC the right to exchange up to 2,500,000 Series A Preferred Shares held by FBC for up to 1,879,699 shares of Series A Preferred Stock of SVTP (“SVTP Shares”) held by the Issuer (the “Exchange Right”), with such Exchange Right expiring two years after the date of the Exchange Agreement, and (ii) MFV and SVTP have the right to purchase up to 2,120,301 of the SVTP Shares held by FBC plus (b) either (i) 2,500,000 Series A Preferred Shares held by FBC or (ii) if FBC has exercised its Exchange Right prior to the buy-out date, the SVTP Shares that have been exchanged for such Series A Preferred Shares by FBC pursuant to the Exchange Right (the “Buy-out Right”), for the purchase price of an amount equal to 105% of the original issue price for such shares plus all unpaid dividends accrued, with such Buy-out Right expiring within one year after the date of the Exchange Agreement.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

The Reporting Persons expect to independently evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of, the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer including Common Shares, dispose of all or a portion of the securities of the Issuer, including the Common Shares, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management of the Issuer, members of the board of directors of the Issuer, shareholders of the Issuer, industry analysts, existing or potential strategic partners or competitors, investment and finance professionals, sources of credit, other investors and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on the 1,932,399 Common Shares outstanding as of November 5, 2018 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 7, 2018.

(c) Other than as reported herein, there have been no transactions with respect to the securities of the Issuer during the sixty days prior to the date of this Schedule 13D by the Reporting Persons, or to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No other person is known by any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer beneficially owned by any Reporting Person.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

The Conversion Agreement is incorporated by reference as Exhibit 99.1 and is incorporated by reference herein.

The Exchange Agreement is incorporated by reference as Exhibit 99.2 and is incorporated by reference herein.

Security and Pledge Agreement

In connection with the Exchange Agreement, the Issuer entered into a Security and Pledge Agreement (the “Security Agreement”) by and between the Issuer and FBC, pursuant to which, among other things, the Issuer granted a security interest to FBC in all the SVTP Shares held by the Issuer to secure the Issuer’s obligations under the Exchange Agreement.

The foregoing description of the Security Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Security Agreement, which is incorporated by reference as Exhibit 99.3, and is incorporated herein by reference.

Conversion and Royalty Agreement

On November 13, 2018, the Issuer entered into a Conversion and Royalty Agreement with SVTP and FBC (the “Conversion and Royalty Agreement”), pursuant to which, among other things, SVTP assumed the obligations and liabilities of the Issuer with regard to $18 million of the New Debentures, and effective upon the execution of such Conversion and Royalty Agreement, the Issuer and its subsidiaries were automatically released as obligors and guarantors under the New Debentures and any lien or security interest granted by the Issuer or its subsidiaries with respect to the New Debentures was automatically terminated and released.

The foregoing description of the Conversion and Royalty Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Conversion and Royalty Agreement, which is incorporated by reference as Exhibit 99.4, and is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Conversion Agreement, dated November 13, 2018, by and between Sphere 3D Corp. and FBC Holdings S.à r.l. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on November 14, 2018).

99.2	Share Exchange and Buy Out Agreement, dated as of November 13, 2018, by and among Sphere 3D Corp., FBC Holdings S.à r.l., MF Ventures, LLC and Silicon Valley Technology Partners, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 14, 2018).

99.3	Security and Pledge Agreement, dated November 13, 2018, by and between Sphere 3D Corp. and FBC Holdings S.à r.l. (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K, filed with the SEC on November 14, 2018).

99.4	Conversion and Royalty Agreement, dated November 13, 2018, by and among Silicon Valley Technology Partners, Inc., FBC Holdings S.à r.l. and Sphere 3D Corp. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K, filed with the SEC on November 14, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

November 16, 2018

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

FBC HOLDINGS S.á r.l.

By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders

By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

STEPHEN C. FREIDHEIM

/s/ Stephen C. Freidheim
Stephen C. Freidheim